SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.1)*

ROO Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

776349201

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gotham Holdings, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,200,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

1,200,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RLA Management Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,200,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

1,200,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Russell L. Anmuth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,200,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

1,200,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.0001 par value (the “Common Stock”) of ROO Group, Inc.(the “Issuer”) beneficially owned by Gotham Holdings, L.P., a Delaware limited partnership (“Holdings”), RLA Management Co., LLC, a Delaware limited liability company and the sole general partner of Holdings (“Management”), and Russell L. Anmuth (“Anmuth”), the managing member of Management, as of January 2, 2007 and amends and supplements the Schedule 13G filed on June 29, 2006, as amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of Holdings, Management and Anmuth beneficially owns the 1,200,000 shares of Common Stock held by Holdings.

(b)	Percent of class:

Holdings, Management and Anmuth’s aggregate beneficial ownership of 1,200,000 shares of Common Stock constitutes 4.6% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote

Holdings, Management and Anmuth together have shared power to vote or direct the vote of 1,200,000 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of

Holdings, Management and Anmuth together have shared power to dispose or direct the disposition of 1,200,000 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	January 3, 2007

GOTHAM HOLDINGS, L.P.
By: RLA Management Co., LLC, as General Partner

By: /s/ Russell L. Anmuth
Russell L. Anmuth,
Managing Member

RLA MANAGEMENT CO., INC.

By: /s/ Russell L. Anmuth
Russell L. Anmuth,
Managing Member

/s/ Russell L. Anmuth
Russell L. Anmuth